

December 8, 2009

By U.S. mail and facsimile to (920) 748-1629

Mr. Bruce P. Rounds, Vice President Chief Financial Officer
Alliance Laundry Holdings LLC
P.O. Box 990
Ripon, WI 54971

> **RE:** **Alliance Laundry Systems LLC**
> **Alliance Laundry Corporation**
> **Alliance Laundry Holdings LLC**
> **Form 10-K for the year ended December 31, 2008, filed March 10, 2009**
> **Forms 10-Q for the periods ended March 31, 2009, and June 30, 2009**
> **File Nos. 333-56857, 333-56857-01 and 333-56857-02**

Dear Mr. Rounds:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis, page 31

1. As shown in Schedule II on page 109, you reduced your notes receivable reserve by $660,000 in 2008. Please tell us and ensure future filings disclose the reasons for this material change in management's estimate.

Form 10-Q for the period ended March 31, 2009

Results of Operations, page 26

2. We note you have not discussed the underlying factors contributing to the increase in revenues for the Asia segment, and do not discuss the gross profit for this segment at all. We note the same situation in each of the Forms 10-Q for the periods ended June 30, 2009, and September 30, 2009. Please revise future filings to do so. Refer to Item 303(a)(3) of Regulation S-K.

Form 10-Q for the period ended June 30, 2009

Liquidity and Capital Resources, page 26

3. You have provided important disclosure relating to recent changes in your Asset Backed Facility in Notes 4, 6, and 16, in the discussion of results of operations, and in the discussion of liquidity and capital resources. These recent changes include the new asset backed lending facility, the related increase in retained beneficial interest of $20.8 million, the related $13.6 million mark-to-market adjustment, and your conclusion the trust will no longer qualify as a QSPE. Investors would benefit from a separate, clear and comprehensive discussion of these recent events in MD&A. Please provide this in your upcoming Form 10-K. The disclosure should include an expanded discussion of how the changes in advance funding rates and other provisions of the new facility increased the amount of retained beneficial interest. Also, provide a detailed analysis of the assumptions underlying your estimate of the fair value of securitized retained interests and explain precisely how the renegotiation of the facility resulted in an unfavorable $13.6 million mark-to-market adjustment. Finally, provide an expanded discussion of the impact of new accounting guidance on your determination of whether the trust should be consolidated. Explain and quantify the impact on your financial statements. Describe any changes being considered by management or new plans relating to the financing program. Discuss the expected impact of each of these events on your future operations. Please provide us with an example of the intended disclosure.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have any questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief